Request for Voting Instructions (“VIF”)

GENERAL MEETING OF SHAREHOLDERS OF

Western Wind Energy Corp.

(Name of Company)

TO BE HELD AT Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC V6C 2T4

(Location of Meeting)

ON Monday , September 25th , 2006 , AT 9:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold

1. Appointment of Ernst & Young, Chartered Accountants as auditors of the Company		N/A

2. To authorize the Directors to fix the Auditors’ remuneration			N/A

3. To determine the number of Directors at 5			N/A

4. To elect as Director, Jeffrey J. Ciachurski		N/A

5. To elect as Director, Claus Andrup		N/A

6. To elect as Director, Robert Bryce		N/A

7. To elect as Director, J. Michael Boyd		N/A

8. To elect as Director, Cash A. Long		N/A

9. To approve the creation of a control person			N/A

10. To approve the re-pricing of insider stock options			N/A

11. To approve the Related Party Transaction			N/A

12. To approve an amendment to the Stock Option Plan			N/A

13. To grant the Directors the authority to refrain from implementing any of the resolutions set out in Schedule “A” to the Information Circular			N/A

14. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting. If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Yasmin Juma at PCTC at 604-689-9853.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of
"PACIFIC CORPORATE TRUST COMPANY” no later than
forty-eight (“48”) hours (excluding Saturdays, Sundays and holidays) prior to the time of the
Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 3rd Floor, 510 Burrard
Street, Vancouver, BC V6C 3B9, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM

BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683)

OR INTERNET VOTING AT http://www.pctc.com/webvote.htm